

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Michael V. Shustek
MVP REIT, Inc.
8880 west Sunset Road, Suite 220
Las Vegas, Nevada 89148

> **Re: MVP REIT, Inc.**
> **Sales Literature**
> **Submitted September 14, 2012**
> **File No. 333-180741**

Dear Mr. Shustek:

We have reviewed your revised sales literature submitted September 14, 2012 and have the following comments.

Please respond to this letter by amending your sales literature and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 in our letter dated August 24, 2012 and the revisions made. We continue to believe that given the significant differences between your proposed portfolio and the indices shown, it is inappropriate to present such data in your sales materials. Please revise to remove the chart entitled, "REIT Investment Returns vs. Inflation" from your sales materials.

Attachment F - Executive Officer and Director Summary

2.   We note your response to comment 8 in our letter dated August 24, 2012. Please further revise Mr. Shustek's biographical information such that it provides the balanced presentation contained in the prospectus.

Attachment H – Seminar Advertisements

3.   We note your response to comment 10 in our letter dated August 24, 2012. The second seminar advertisement in attachment H, which includes the following disclosure, "[p]lease join us for a free seminar to learn from an expert . . . ," does not disclose the following risks related to your offering: (1) you have no assets; (2) distributions are not guaranteed; and (3) there is limited liquidity. Please revise or advise.

Attachment J – MVP REIT, Inc. Website Pages

4.   Assuming that in investor can enter the website at any page, please include a link to the prospectus on every page of the website.

5.   Please increase the font of the disclosure, "[c]lick here to view the risk factors," so that such disclosure is as prominent as the other disclosure that appears on each webpage.

6.   We note that you have a picture of a Hilton Garden Inn property on the first page of your website. Please note that photographs of properties that are owned by affiliates are only appropriate to the extent that they are representative of the type of properties that you may seek to acquire. Your prospectus does not indicate that you intend to acquire hotel or lodging properties. Please revise or advise.

7.   We note the disclosure regarding two events on the first page of your website that were held on July 31, 2012 and August 24, 2012, respectively. Please provide us with further information regarding these events. For example, to the extent that written materials were used at the events, please submit copies of such materials to us for our review. If only oral communications were used at the events, please submit copies of any scripts that were used. Furthermore, please provide us with a detailed Section 5 analysis as to the treatment of such communications.

8.   Please refer to the "Directors & Officers" webpage. It appears that there are hyperlinks to the officer's and director's biographical information. Please provide us with copies of the biographical information or advise.

9.   Please refer to the "Advantages of Hybrid REITs" webpage. We do not understand why a hybrid REIT provides "capital protection." Please advise. Also, please note that we would not object to a statement that a hybrid REIT may provide diversification.

10.   Please refer to the "Terms and Conditions of Use" webpage and the disclosure that you do not assume responsibility for the accuracy of the website's content. You are responsible under the federal securities laws for the accuracy of the information distributed to your investors in connection with this offering and, therefore, this disclaimer is inappropriate. Please revise to remove this language from your website. Please also revise similar language regarding the limitation of liability.

Please contact Erin Martin, Attorney-Advisor at (202) 551-3391 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Hillel T. Cohn